1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
  and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
February 28, 2006
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, DC 20549

Re:	Amerada Hess Corporation (the “Corporation”)
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 Response Letters Dated January 13, 2006 and February 16, 2006
Commission File No. 1-1204
Dear Ms. Davis:
          Thank you for your letter of February 24, 2006. Enclosed are the responses to your comments. For your convenience, our responses are keyed to the numbered comments in your February 24, 2006 letter.

Amerada Hess Corporation
Form 10-K for the Fiscal Year Ended December 31. 2004
Interest Capitalization
1.	We have reviewed your response to prior comment number two and your revised proposed disclosure. Please explain why you believe all conditions required to continue to capitalize interest expense are present up to “the time of first production.” Specifically address paragraph 17 of SFAS 34 in your response and expand your disclosure to clarify this.
➢	Our response to prior comment number two should have indicated that we continue to capitalize interest expense for oil and gas assets until first production from the field. We believe all conditions identified in paragraph 17 of SFAS 34 are present up to the time of first production from the field. Management agrees to revise the prospective disclosure of its interest capitalization policy in Note 1 — Summary of Significant Accounting Policies. The proposed revision is underlined in the following abbreviated disclosure:
Interest from external borrowings is capitalized...until the project is substantially complete and ready for its intended use, which for oil and gas assets is at first production from the field ...
Note 16 Guarantees and Contingencies, page 67
2.	We note your response to prior comment three and your proposed disclosure indicating that you assess the likelihood of loss in accordance with SFAS 5. However, it is unclear from your proposed disclosure that you have addressed the degree of probability of an unfavorable outcome. We further request that you modify your disclosure to use the terms defined in SFAS 5 to explain how you apply your accounting policy for loss contingencies. Refer to paragraph 8, 10 and 37 of SFAS 5.
Supplementally, we are providing a revised draft of the legal matters included in the Guarantees and Contingencies footnote for the 2005 Form 10-K.
The Corporation is subject to loss contingencies with respect to various lawsuits, claims and other proceedings, including environmental matters. A liability is recognized in the Corporation’s consolidated financial statements when it is probable a loss has been incurred and the amount can be reasonably estimated. If the risk of loss is probable but the amount cannot be reasonably estimated or the risk of loss is only reasonably possible, a liability is not accrued; however, the Corporation discloses the nature of those contingencies in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.”

The Corporation, along with many other companies engaged in refining and marketing of gasoline, is a party to numerous lawsuits and claims related to the use of methyl tertiary butyl ether (MTBE) in gasoline. These cases have been consolidated in the Southern District of New York. The principal allegation in all cases is that gasoline containing MTBE is a defective product and that these parties are strictly liable in proportion to their share of the gasoline market for damage to groundwater resources and are required to take remedial action to ameliorate the alleged effects on the environment of releases of MTBE. In some cases, punitive damages are also sought. In April 2005, the District Court denied the primary legal aspects of the defendants’ motion to dismiss these actions. While the damages claimed in these actions are substantial, and it is reasonably possible that a liability may have been incurred, only limited information is available to evaluate the factual and legal merits of these claims. The Corporation also believes that significant legal uncertainty remains regarding the validity of causes of action asserted and availability of the relief sought by plaintiffs. Accordingly, based on the information currently available, there is insufficient information on which to evaluate the Corporation’s exposure in these cases.
Over the last several years, many refiners have entered into consent agreements to resolve assertions by the Environmental Protection Agency (EPA) that refining facilities were modified or expanded without complying with New Source Review regulations that require permits and new emission controls in certain circumstances and other regulations that impose emissions control requirements. These consent agreements, which arise out of an EPA enforcement initiative focusing on petroleum refiners and utilities, have typically imposed substantial civil fines and penalties and required significant capital expenditures to install emissions control equipment over a three to eight year time period. The penalties assessed and the capital expenditures required vary considerably between refineries. The EPA initially contacted the Corporation and HOVENSA regarding the petroleum refinery initiative in August 2003 and discussions resumed in August 2005. While it is reasonably possible additional capital expenditures and operating expenses may be incurred in the future, the amounts cannot be estimated at this time. The amount of penalties, if any, is not expected to be material to the financial position or results of operations of the Corporation.
The Corporation is also currently subject to certain other existing claims, lawsuits and proceedings, which it considers routine and incidental to its business. The Corporation believes that there is only a remote likelihood that future costs related to any of these other known contingent liability exposures would have a material adverse impact on its financial position or results of operations.

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We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Barry Stem
Jonathan Duersch

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